UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 August 18, 2009


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

TRANSACTION IN OWN SHARES

NOVO NORDISK A/S - SHARE REPURCHASE PROGRAMME

On 7 August 2009 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 2.4 billion in the period from 10 August 2009 to 18 December 2009.

Since the announcement as of 7 August 2009, the following transactions have been made under the programme:

                                NUMBER OF             AVERAGE       TRANSACTION
                                   SHARES      PURCHASE PRICE        VALUE, DKK
ACCUMULATED, LAST
ANNOUNCEMENT                            0                                     0
10 August 2009                     75,000            305.7500        22,931,250
11 August 2009                     75,000            305.4400        22,908,000
12 August 2009                     75,000            313.5000        23,512,500
13 August 2009                     75,000            317.1900        23,789,250
14 August 2009                     75,000            318.0500        23,853,750
ACCUMULATED UNDER THE
PROGRAMME                         375,000                           116,994,750

Transactions related to Novo Nordisk's incentive programmes have resulted in a net sale by Novo Nordisk of 71,933 B shares in the period from 10 August 2009 to 14 August 2009. The shares in these transactions were not part of the Safe Harbour repurchase programme.

With the transactions stated above, Novo Nordisk owns a total of 25,255,458 treasury shares, corresponding to 4.1% of the share capital. The total amount of shares in the company is 620,000,000 including treasury shares.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 27,900 employees in 81 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:

Media:                            Investors:

Outside North America:            Outside North America:
Rachel Curtis Gravesen            Mads Veggerby Lausten
Tel: (+45) 4442 7603              Tel: (+45) 4443 7919
rcgv@novonordisk.com              mlau@novonordisk.com

                                  Kasper Roseeuw Poulsen
                                  Tel: 4442 4471
                                  krop@novonordisk.com

In North America:                 In North America:
Sean Clements                     Hans Rommer
Tel: (+1) 609 514 8316            Tel: (+1) 609 919 7937
secl@novonordisk.com              hrmm@novonordisk.com

Company Announcement no 50 / 2009

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 18, 2009                         NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer